AM
3/18/2002

02019421

RECEIVED
MAR 01 2002
SEC MAIL PROCESSING SECTION
WASH. DC 365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52945

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE GENEVA COMPANIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 PARK PLAZA
(No. and Street)

IRVINE (City) CA (State) 92614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *If individual, state last, first, middle name*)

355 SOUTH GRAND AVE. (Address) LOS ANGELES (City) CA (State) 90071 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/20/02
S.S

OATH OR AFFIRMATION

I, Elliot B. Reiff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Geneva Companies Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINE M. DANFORTH
Commission # 1271555
Notary Public - California
Orange County
My Comm. Expires Jul 22, 2004

Christine M Danforth
Notary Public

Elliot B Reiff
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors and Stockholder
The Geneva Companies Inc.:

We have audited the accompanying consolidated statement of financial condition of The Geneva Companies Inc. (a wholly owned subsidiary of Salomon Brothers Holding Company Inc) and subsidiary (the Company) as of December 31, 2001. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated financial position of The Geneva Companies Inc. and subsidiary as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 25, 2002

KPMG

THE GENEVA COMPANIES INC.
(SEC Identification No. 8-52945

Consolidated Statement of Financial Condition

(With Independent Auditors' Report Thereon)

December 31, 2001

Filed in accordance with Rule 17a5(e)(3)
as a PUBLIC DOCUMENT

THE GENEVA COMPANIES INC.

Consolidated Statement of Financial Condition

December 31, 2001

(In thousands, except share information)

Assets		
Cash	$	43,600
Accounts receivable		6,460
Deferred tax asset		4,184
Property and equipment, net		1,632
Other assets		1,273
Income taxes receivable		9,628
Total assets	$	66,777
Liabilities and Stockholder's Equity		
Accounts payable and accrued liabilities	$	7,357
Deferred revenue		13,623
Due to affiliate		3,646
Other liabilities		222
Total liabilities		24,848
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0 par value. Authorized, issued and outstanding 200 shares		—
Additional paid-in capital		42,934
Accumulated deficit		(1,001)
Accumulated other comprehensive income:		
Cumulative foreign currency translation adjustments		(4)
Total stockholder's equity		41,929
Total liabilities and stockholder's equity	$	66,777

See accompanying notes to consolidated statement of financial condition.

THE GENEVA COMPANIES INC.

Notes to Consolidated Statement of Financial Condition

December 31, 2001

(1) Organization and Business

The Geneva Companies Inc. (the Company) is a registered broker-dealer with the U.S. Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company's primary business activities consist of conducting seminars and providing clients with evaluation and merger and acquisition services. The Company maintains offices in Southern California, New York, Illinois, Florida, Texas, Pennsylvania, Ohio, Washington, and Ontario, Canada.

The Company was formed in 2000 as a wholly owned subsidiary of Salomon Brothers Holding Company Inc. (the Parent), which in turn is a wholly owned subsidiary of Citigroup, Inc. (Citigroup). On September 12, 2000, Citigroup entered into an Agreement and Plan of Merger with Geneva Group, Inc. On February 1, 2001, the effective date of the merger, Citigroup acquired the stock of Geneva Group, Inc. and subsequently, through a series of transactions, contributed net assets of $434,000 and $40 million in cash to the Company.

The accompanying consolidated statement of financial condition includes the accounts of The Geneva Companies Inc. and its wholly owned subsidiary, Geneva Merger & Acquisition Services of Canada (ONT) Inc. All material intercompany transactions and balances have been eliminated in consolidation.

(2) Summary of Significant Accounting Policies

(a) Cash

The Company's cash on deposit is subject to credit risk in relation to cash deposited with financial institutions in excess of the amounts insured by the FDIC.

(b) Property and Equipment

Office equipment, furniture, and fixtures are stated at cost and depreciated on a straight-line basis over their estimated useful lives, generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the remaining terms of the related leases or the useful lives of such improvements, whichever is shorter.

(c) Impairment

The Company reviews its fixed assets and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment of these assets is measured by a comparison of the carrying amount to the net undiscounted cash flows expected to be generated by the related assets. No impairment losses were recognized in 2001.

(d) Foreign Currency Translation

The assets and liabilities of the Company's Canadian subsidiary have been translated into U.S. dollars at the current rate of exchange existing at year end. Revenues and expenses were translated at the average of the monthly exchange rates then in effect. The effects of translating the results of operations of the subsidiary are included in other comprehensive income.

(Continued)

(e) ***Income Tax***

Income taxes are accounted for under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

A valuation allowance is then established to reduce that deferred tax asset to the level at which it is "more likely than not" that the tax benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss or credit carryforwards depends on having sufficient taxable income of an appropriate character within the carryforward periods.

(f) ***Use of Estimates in the Preparation of Financial Statements***

The consolidated statement of financial condition has been prepared in accordance with the accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated statement of financial condition. Actual results could differ from those estimates.

(3) Property and Equipment

The major classifications of fixed assets at December 31, 2001 were as follows (in thousands):

Furniture and fixtures	$	1,483
Computer equipment		3,457
Leasehold improvements		1,012
		5,952
Less accumulated deprecation and amortization		(4,320)
	$	1,632

(4) Related Party Transactions

Amounts reported as due to affiliates include amounts due to Salomon Smith Barney, Inc., a wholly owned subsidiary of the Parent in relation to processing of the Company's payroll and accounts payable.

(5) Income Taxes

Under income tax allocation agreements with the Parent and Citigroup, the Company's U.S. federal, state, local, and foreign income taxes are provided on a separate-return basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Under the tax sharing agreement with SSBH, the Company remits its current and deferred tax provisions to SSBH throughout the year.

Under SFAS 109, *Accounting for Income Taxes*, temporary differences between recorded amounts and the tax bases of assets and liabilities are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse.

At December 31, 2001, the Company's consolidated statement of financial condition reflected deferred tax assets of $4.2 million. These primarily consisted of NOLs and tax credit carryforwards.

As of December 31, 2001, the Company had net operating loss carryforwards for federal purposes of approximately $4 million, which begin expiring in 2020. In addition, the Company has approximately $2.3 million in federal and state alternative minimum tax credits which have no expiration date.

(6) Employee Benefit Plans

(a) *Retirement Plans*

The Company participates in a noncontributory defined benefit pension plan with Citigroup, which covers certain U.S. and non-U.S. employees.

The Company, through Citigroup, also has a defined contribution employee savings plan covering certain eligible employees.

(b) *Health Care and Life Insurance*

The Company provides certain health care and life insurance benefits for its active employees, qualifying retired U.S. employees, and certain non-U.S. employees who reach the retirement criteria specified by the various plans.

(c) *Retention Plans*

In connection with Citigroup's acquisition of The Geneva Companies Inc. an employee retention plan was adopted whereby select employees of the Company would participate in an incentive retention plan providing for the payment of guaranteed total retention bonuses of $1.3 million a year through 2003. The Company is amortizing the costs associated with each payment under the plan on a straight-line basis over the period of related service.

(7) Commitments and Contingencies

The Company is obligated under various operating leases for office space and equipment. Future minimum annual lease payments under these arrangements are as follows (in thousands):

2002	$	2,950
2003		2,839
2004		2,903
2005		2,947
2006		2,933
Thereafter		551
	$	15,123

The Company is subject to various pending and threatened legal actions, which arise in the normal course of business. In the opinion of management, the disposition of claims currently pending and threatened will not have a material adverse effect on the Company.

(Continued)

(8) Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1). Under the basic method permitted by this rule, the Company is required to maintain net capital, as defined, equal to the greater of $5,000 or 12.5% of aggregate indebtedness. At December 31, 2001, net capital of $22,432,000 exceeded the minimum requirement by $19,362,000.

In order to comply with Rule 15c3-1, the accounts of Geneva Merger and Acquisition Services of Canada (ONT) Inc. are not included in the Part II Focus filing or the Company's net capital computation. Total assets, liabilities, and stockholders equity of the subsidiary amount to $371,000, $289,000, and $82,000, respectively.